Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of class A common stock of MicroStrategy Incorporated. The Offer (as defined below) is made solely by the Offer to Purchase, dated August 11, 2020, the related Letter of Transmittal and other related materials, and any amendments or supplements thereto. The Offer is not being made to holders of shares of class A common stock in any jurisdiction in which the making or acceptance of offers to sell such shares would not be in compliance with applicable law. In any jurisdiction where the securities, blue sky or other applicable laws require the Offer be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of MicroStrategy Incorporated by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

by

MicroStrategy Incorporated

Up to $250 Million in Value of its Class A Common Stock

At a Cash Purchase Price Not Greater than $140.00 per Share Nor Less than $122.00 per Share

MicroStrategy Incorporated, a Delaware corporation (“MicroStrategy”), is offering to purchase up to $250 million in value of shares of its issued and outstanding class A common stock, par value $0.001 per share (each, a “Share,” and collectively, the “Shares”), at a price calculated as described herein and in the Offer to Purchase (as defined below) that is a price not greater than $140.00 nor less than $122.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”), in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and in other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Offer”). The description of the Offer herein is only a summary and is qualified by the terms and conditions of the Offer set forth in the Offer to Purchase, the Letter of Transmittal and other related materials.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 10, 2020, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, MicroStrategy will determine a single per Share price that it will pay for Shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of Shares properly tendered and the prices specified, or deemed specified, by tendering stockholders. This single per Share price (the “Final Purchase Price”) will be the lowest single purchase price, not greater than $140.00 nor less than $122.00 per Share, that would allow MicroStrategy to purchase $250 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn in the event that less than $250 million in value of Shares is properly tendered and not properly withdrawn. All Shares acquired, if any, in the Offer will be acquired at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the “Odd Lot” priority, proration and conditional tender provisions described in the Offer to Purchase, MicroStrategy may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $250 million are properly tendered and not properly withdrawn.

If any properly tendered Shares are not purchased in the Offer or are properly withdrawn before the Expiration Date upon the terms and subject to the conditions of the Offer, or if less than all Shares evidenced by a stockholder’s certificate(s) are tendered, MicroStrategy will return the certificates for unpurchased Shares or, in the case of Shares tendered by book-entry transfer at The Depository Trust Company (the “Book-Entry Transfer Facility”), the Shares will be credited to the appropriate account maintained by the tendering stockholder at the Book-Entry Transfer Facility, in each case, promptly after the expiration or termination of the Offer and without expense to the stockholder. MicroStrategy reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission (the “SEC”), if, based on the Final Purchase Price, Shares having an aggregate value in excess of $250 million are properly tendered and not properly withdrawn, MicroStrategy may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without extending the Offer.

As of July 31, 2020, MicroStrategy had 7,673,402 Shares issued and outstanding and 2,014,025 shares of its class B common stock, par value $0.001 per share, each of which is convertible at any time at the option of the holder thereof into one Share and is entitled to ten (10) votes per share (the “Class B Shares” and, together with the Shares, the “Common Shares”), issued and outstanding. At the maximum Final Purchase Price of $140.00 per Share, MicroStrategy could purchase 1,785,714 Shares (with the ability in accordance with the rules of the SEC to increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares) if the Offer is fully subscribed, which would represent approximately 18.4% of its issued and outstanding Common Shares and 6.4% of the total voting power of its capital stock. At the minimum Final Purchase Price of $122.00 per Share, MicroStrategy could purchase 2,049,180 Shares (with the ability in accordance with the rules of the SEC to increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares) if the Offer is fully subscribed, which would represent approximately 21.2% of its issued and outstanding Common Shares and 7.4% of the total voting power of its capital stock.

The Shares are listed and traded on The Nasdaq Global Select Market under the trading symbol “MSTR.” Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

MicroStrategy expressly reserves the right to extend the period of time the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to American Stock Transfer & Trust Co., LLC, the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 A.M., New York City time, on the first (1st) business day after the previously scheduled or announced Expiration Date. The Offer will expire at 5:00 P.M., New York City time, on September 10, 2020, unless the Offer is terminated or MicroStrategy exercises its right to extend the period of time during which the Offer will remain open. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for them to instruct it to accept the Offer on their behalf. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

In accordance with the instructions to the Letter of Transmittal, stockholders wishing to tender Shares must specify the price or prices, not greater than $140.00 nor less than $122.00 per Share, at which they are willing to sell their Shares to MicroStrategy in the Offer. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, specify that they are willing to sell their Shares at the Final Purchase Price (which could result in such tendering stockholders receiving a purchase price per Share as low as $122.00, the low end of the price range in the Offer, less any applicable withholding taxes and without interest). See the Offer to Purchase for recent sales prices for the Shares.

Stockholders wishing to tender Shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal. Generally, for Shares to be properly tendered pursuant to the Offer, the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees or an “Agent’s Message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at its address set forth on the back cover of the Offer to Purchase.

If the conditions to the Offer have been satisfied or waived and, based on the Final Purchase Price, Shares having an aggregate value in excess of $250 million are properly tendered and not properly withdrawn prior to the Expiration Date, MicroStrategy will purchase Shares on the following basis:

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first, MicroStrategy will purchase Odd Lots (as defined in the Offer to Purchase) of less than 100 Shares at the Final Purchase Price from stockholders who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date. Tenders of less than all of the Shares owned, beneficially or of record, by such Odd Lot Holder (as defined in the Offer to Purchase) will not qualify for this preference;

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second, after purchasing all Odd Lots that were properly tendered at or below the Final Purchase Price, subject to the conditional tender provisions described in the Offer to Purchase (whereby a holder may specify a minimum number of such holder’s Shares that must be purchased if any such Shares are purchased), MicroStrategy will purchase all Shares properly tendered at or below the Final Purchase Price on a pro rata basis with appropriate adjustment to avoid purchases of fractional Shares; and

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third, only if necessary to permit MicroStrategy to purchase $250 million in value of Shares (or such greater amount as it may elect to purchase, subject to applicable law), MicroStrategy will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have tendered all of their Shares. Random lot would be facilitated by MicroStrategy.

For purposes of the Offer, MicroStrategy will be deemed to have accepted for payment (and therefore be deemed to have purchased), subject to the “Odd Lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if MicroStrategy gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, MicroStrategy will accept for payment and pay the Final Purchase Price per Share for all Shares accepted for payment in accordance with the Offer. In all cases, payment for Shares properly tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility; (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal) or an Agent’s Message in the case of book-entry transfer; and (iii) any other documents required.

Due to the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the conditional tender procedure and the guaranteed delivery procedure described in the Offer to Purchase, MicroStrategy expects that it will not be able to announce the final proration for each stockholder or to commence payment for any Shares purchased pursuant to the Offer until after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

Tenders of Shares are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment, stockholders may also withdraw their previously tendered Shares at any time after 12:00 midnight, New York City time, at the end of the day on October 6, 2020. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at its address listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the written notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer described in the Offer to Purchase, the written notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn

Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included.

MicroStrategy will decide all questions as to the form and validity, including time of receipt, of any notices of withdrawal, in its discretion, and each such decision will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. None of MicroStrategy, its Board of Directors (the “Board”), Morgan Stanley & Co. LLC (the “Dealer Manager”), the Depositary, Georgeson LLC, as the information agent (the “Information Agent”), or any other person will be obligated to give notice of any defects or irregularities in tenders or any notice of withdrawal, nor will any of the foregoing incur liability for failure to give any such notification.

MicroStrategy believes that the repurchase of Shares pursuant to the Offer is consistent with its capital allocation strategy and goal of maximizing value for its stockholders. Furthermore, MicroStrategy believes that the Offer represents a more productive use of MicroStrategy’s cash. MicroStrategy will pay for the Shares tendered in the Offer and all expenses applicable to the Offer using its existing cash, cash equivalents and short-term investments.

The modified Dutch auction tender offer set forth in the Offer to Purchase provides MicroStrategy’s stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment in MicroStrategy, if they so elect. The Offer also provides MicroStrategy’s stockholders with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales. However, stockholders who hold Shares through nominees are urged to consult their nominees to determine whether transaction costs may apply. If MicroStrategy completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in MicroStrategy and its future operations at no additional cost to them.

Generally, if you are a U.S. Holder (as defined in the Offer to Purchase), your receipt of cash from MicroStrategy in exchange for the Shares you tender will be a taxable transaction for U.S. federal income tax purposes. The cash you receive for your tendered Shares will generally be treated for U.S. federal income tax purposes either as consideration received in respect of a sale or exchange of the Shares purchased by MicroStrategy or as a distribution from MicroStrategy in respect of the Shares. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. MicroStrategy urges you to consult your own tax advisor as to the particular tax consequences to you of the Offer.

The Board has authorized MicroStrategy to make the Offer. However, none of MicroStrategy, the members of its Board, the Dealer Manager, the Information Agent, or the Depositary, or any of their respective affiliates, makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the purchase price or purchase prices at which stockholders may choose to tender their Shares. None of MicroStrategy, the members of its Board, the Dealer Manager, the Information Agent or the Depositary, or any of their respective affiliates, has authorized any person to make any recommendation with respect to the Offer. Stockholders must decide whether to tender or refrain from tendering their Shares and, if deciding to tender, how many Shares to tender and the purchase price or purchase prices at which they wish to tender. In doing so, a stockholder should read carefully and evaluate the information in the Offer to Purchase and in the Letter of Transmittal before making any decision with respect to the Offer, and should consult their own financial and tax advisors.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. MicroStrategy has also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Copies of the Offer to Purchase, the Letter of Transmittal and other related materials are being mailed to record holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on MicroStrategy’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at MicroStrategy’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

Stockholders, Banks and Brokers

Call Toll-Free

1 (866) 828-4304

The Dealer Manager for the Offer is:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Call Toll-Free: 1 (855) 483-0952

August 11, 2020